Exhibit (a)(1)(K)

FORM OF NOTICE TO ELIGIBLE HOLDERS REGARDING EXPIRATION OF OFFER PERIOD

To:
From:	cphillips@tenonmed.com
Date:	(date), 2024
Subject:	Expiration of Option Exchange

As of 11:59 p.m., Eastern Time, on May 6, 2024, Tenon Medical, Inc.’s Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Option Exchange”) has expired, and no additional election forms or Notices of Withdrawal may be submitted. If you are an Eligible Holder and delivered a properly completed and signed election form to tender your Eligible Options before the expiration date, and did not subsequently deliver a Notice of Withdrawal, you will receive a separate email confirming our acceptance of all of your tendered Eligible Options. Such accepted options have been cancelled and you no longer have any rights with respect to those options. You will be granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the Option Exchange.

If you have any questions, please contact Tenon’s Corporate Secretary by email at svandick@tenonmed.com or by phone at (408) 649-5761.

The Option Exchange was made pursuant to the terms and conditions set forth in the Tenon Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission are available to you free of charge at www.sec.gov and are also posted on our website at (ir.tenonmed.com/financials/sec-filings). You should read these written materials carefully because they contain important information about the Option Exchange, including risks related thereto.